Exhibit 4.58

[Translation of Chinese Original]

Power of Attorney

Principal: Lei Zhang

Address: [                    ]

Attorney-in-Fact: Beijing Super TV Co., Ltd.

Registered Address: 4-406 Jingmeng High-Tech Building B, No. 5-2 Shangdi East Road, Haidian District, Beijing

I, Lei Zhang, hereby irrevocably authorize Beijing Super TV Co., Ltd. (or its designated third party) to act as my Attorney-in-Fact and exercise the following rights during the term of this Power of Attorney:

Beijing Super TV Co., Ltd. (or its designated third party) is authorized to exercise, as my plenipotentiary Attorney-in-Fact, all of the rights to vote as a shareholder at the shareholders’ meetings of Beijing Novel-Super Digital TV Technology Co., Ltd. (“N-S Digital TV”), that I have under laws and the Article of Association of N-S Digital TV, including but not limited to selling or transferring all or any part of my equity in N-S Digital TV and rights to vote, at the shareholders’ meetings of N-S Digital TV, on the nomination and appointment of directors of N-S Digital TV.

I, the Principal, will assume all legal effects of all actions performed by the Attorney-in-Fact on my behalf under this Power of Attorney.

The term of this Power of Attorney is 10 years, starting from the date of its execution, unless the Loan Agreement (Appendix 1) by and between Beijing Super TV Co., Ltd. and Lei Zhang and the Loan Agreement (Appendix 2) terminate early for any reason. If the terms of the Loan Agreement (Appendix 1) and the Loan Agreement (Appendix 2) are extended, that of this Power of Attorney shall be automatically extended accordingly, always based on the last executed Loan Agreement. All matters under this Power of Attorney shall be governed by laws of China. This Power of Attorney is written in Chinese.

Principal: Lei Zhang

/s/ Lei Zhang
July 11, 2011

Appendix 1

Loan Agreement (Omitted)

Appendix 2

Loan Agreement (Omitted)